Exhibit 8.1

List of Subsidiaries

Subsidiary	Jurisdiction of incorporation or organization

Calliditas Therapeutics, Inc.*	Delaware
Calliditas Therapeutics US Inc.	Delaware
Nefecon AB	Sweden
Genkyotex S.A.	France
Genkyotex Suisse S.A.	Switzerland

* Renamed Calliditas NA Enterprises Inc. effective July 1, 2021.